Exhibit 99.2

NON-BINDING TERM SHEET FOR
ACQUISITION OF DIRECT SELLING BUSINESS UNIT OF
YOUNGEVITY INTERNATIONAL INC.

March 11, 2020

This term sheet sets the principal terms of a proposal being considered by Stephan and Michelle Wallach or an entity to be formed by them (“Wallachs”) regarding the possible acquisition of the Direct Selling Business Unit of Youngevity International Inc. (“Youngevity”). Except for the terms of the Pre-Closing Operating Covenants, Expenses and Fees, and Governing Law provisions (the “Binding Provisions”) set forth below, which provisions the parties intend to be binding on each of them, this term sheet is for discussion purposes only and does not express the full agreement of the parties. Except for the Binding Provisions, the parties do not intend to be bound until they enter into definitive agreements regarding the subject matter of this term sheet.

Overview:
Wallachs and Youngevity anticipate that the structure of the transaction will be for the Wallachs to acquire AL Global Corporation (“AL Global”), in exchange for the Wallachs’ shares of capital stock in Youngevity (the “Transaction”). This anticipated structure is subject to due diligence to confirm that AL Global holds all of the assets of Youngevity related to the Direct Selling Business Unit.

Consideration:
The consideration for the acquisition of AL Global by the Wallachs shall be a combination of (i) the redemption of all shares of Youngevity’s capital stock held by the Wallachs; (ii) the termination of all options held by the Wallachs to purchase Youngevity capital stock and (iii) the forgiveness of approximately $80,000,000 of intercompany debt owed by Youngevity or its remaining subsidiaries to the Direct Selling Business Unit (the “Consideration”).

Pre-Closing Operating Covenants:
Youngevity agrees that it will conduct its direct-selling business solely in the ordinary course, consistent with past practice from the date of this term sheet through the closing of the Transaction (the “Closing”), or until either party gives notice to the other that it is terminating negotiations under this term sheet.

Pre-Closing Employee Matters:
All employees of Youngevity primarily working in the Direct Selling Business Unit but not already employed by AL Global or one of its subsidiaries will be transitioned to become an employee of AL Global or one of its subsidiaries on or prior to Closing. All employees of Youngevity not primarily working in the Direct Selling Business Unit and already employed by AL Global or one of its subsidiaries will be transitioned to become an employee of Youngevity or one of its subsidiaries on or prior to Closing.

Pre-Closing Asset Transfers
To the extent that any assets of Youngevity which are primarily used in the Direct Selling Business Unit are not already owned directly by AL Global, Youngevity shall transfer such assets to AL Global on or prior to Closing. This includes Youngevity’s Chula Vista office and warehouse space, which shall be included in the Transaction. AL Global shall assume the mortgage loan for the building. To the extent that any assets of AL Global which are not primarily used in the Direct Selling Business Unit are already owned directly by AL Global, AL Global shall transfer such assets to Youngevity on or prior to Closing.

Transition Services Agreement
AL Global and Youngevity shall enter into a transition services agreement at Closing pursuant to which Youngevity shall continue to provide certain services to AL Global and its subsidiaries for a period of six months following the Closing to ensure smooth transition of the business.

Representations, Warranties and Covenants:
The definitive agreement for the Transaction will include representations, warranties, covenants and indemnities relating to the parties customary for transactions of this nature, including without limitation those concerning Youngevity’s Direct Selling Business Unit, intellectual property rights, contracts, authority, enforceability, capitalization, litigation and financial statements.

Definitive Documents	Counsel to Youngevity to provide initial draft of the definitive agreement, transition services agreement and other definitive documents.
Expenses and Fees:
Each party will be responsible for and pay the expenses of its legal, financial, accounting and other advisors incurred in connection with the Transaction and other transactions contemplated thereby; provided, however, that Youngevity shall pay the reasonable expenses of the Wallachs not to exceed $25,000.

Closing Conditions:
The obligations of each party to close the Transaction will be conditioned upon:
● each party having obtained all material required consents, rulings, approvals, licenses and permits, or exemptions therefrom, from all governmental or non-governmental administrative or regulatory agencies having jurisdiction over the parties hereto, and the transactions contemplated thereby;
● each party having complied with all requisite corporate procedures
● no material adverse change shall have occurred with respect to the Direct Selling Business Unit;
● Youngevity having received a fairness opinion with respect to the transaction from the investment banking firm engaged by its Special Committee of the Board of Directors;
● AL Global having adequate working capital at levels to be established by the parties; and
● such other closing conditions as are usual and customary in transactions of this nature.

Post-Closing Matters:	Youngevity will change its corporate name following the Closing to a name which does not resemble the trademark “Youngevity”.
Governing Law:	This term sheet shall be governed by Delaware law without regard to that state’s choice of law provisions.

By signing below, the undersigned acknowledge their agreement to the terms hereof.

Wallachs	Youngevity

Stephan and Michelle Wallach	YOUNGEVITY INTERNATIONAL, INC.

/s/ Stephan Wallach	By: /s/ Dave Briskie
Stephan Wallach

/s/ Michelle Wallach	Title: President and CFO
Michelle Wallach

Date: 3/11/2020	Date: 3/11/2020